THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in SUNDAY Communications Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee, or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES,

AMENDMENTS TO THE ARTICLES

AND

RE-ELECTION OF RETIRING DIRECTORS

Notice convening the AGM (as defined herein) to be held on Friday, May 12, 2006 at 11:00 a.m. in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong is set out on pages 13 to 17 of this circular. Whether or not Shareholders are able to attend the AGM, they are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and deposit it with the Company's branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible but in any event no later than 48 hours before the time appointed for holding the AGM (or any adjournment thereof). Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the AGM (or any adjournment thereof) should they so desire.

April 12, 2006

— i —

DEFINITIONS

In this circular and the appendices to it, the following expressions have the following meanings unless the context requires otherwise:

"AGM"

the annual general meeting of the Company to be held on Friday, May 12, 2006 at 11:00 a.m. in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong or any adjournment thereof;

"Articles"	the Articles of Association of the Company;

"Auditors"	the auditors, from time to time, of the Company;

"Board"	the board of Directors;

"Company" or "SUNDAY"

SUNDAY Communications Limited, a company incorporated in the Cayman Islands with limited liability and whose Shares are listed on the Stock Exchange and American depositary receipts of which are quoted on the NASDAQ National Market in the United States of America;

"Directors"	directors of the Company;

"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;

"Latest Practicable Date"	April 3, 2006, being the latest practicable date for ascertaining certain information for inclusion in this circular;

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;

"Notice"	notice of the AGM as set out on pages 13 to 17 of this circular;

"PCCW"

PCCW Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and with securities in the form of American depositary shares, each representing 10 PCCW shares, listed on the New York Stock Exchange, Inc.;

"Retiring Director(s)"	the Director(s) retiring at the AGM and, being eligible, are offering themselves for re-election at the AGM in accordance with the Articles;

"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong;

"Shares"	shares of $0.1 each in the capital of the Company;

DEFINITIONS

"Shareholders"	holders of Shares, from time to time;

"Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Takeovers Code"	the Code on Takeovers and Mergers; and

"$" and "cents"	Hong Kong dollars and cents respectively, the lawful currency of Hong Kong.

LETTER FROM THE BOARD

SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

Executive Directors:	Registered Office:
Alexander Anthony Arena Chairman	Century Yard
Chan Kee Sun, Tom	Cricket Square
Chan Wing Wa	Hutchins Drive
Chow Ding Man	P. O. Box 2681 GT
Hui Hon Hing, Susanna	George Town
Grand Cayman
Independent Non-Executive Directors:	British West Indies
John William Crawford
Henry Michael Pearson Miles	Principal place of business in Hong Kong:
Robert John Richard Owen	39th Floor, PCCW Tower
TaiKoo Place
979 King's Road, Quarry Bay
Hong Kong

April 12, 2006

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES,
AMENDMENTS TO THE ARTICLES
AND
RE-ELECTION OF RETIRING DIRECTORS

INTRODUCTION

At the AGM, the Notice of which is set out on pages 13 to 17 of this circular, ordinary resolutions will be proposed to grant the Directors the general mandates to issue and repurchase Shares and approve the re-election of Retiring Directors and also a special resolution will be proposed to amend the Articles.

LETTER FROM THE BOARD

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

Ordinary resolutions will be proposed at the AGM relating to general mandates:

(1)            authorizing the Directors to allot, issue and otherwise deal with additional Shares (and securities convertible into Shares) with an aggregate nominal amount not exceeding 20 percent of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the resolution;

(2)            authorizing the Directors to repurchase the Shares with an aggregate nominal amount not exceeding 10 percent of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the resolution; and

(3)            authorizing the addition to the mandate to issue new Shares (referred to at (1) above) those Shares repurchased by the Company pursuant to the repurchase mandate (referred to at (2) above).

In accordance with the Listing Rules, and in particular the rules regulating repurchase of securities on the Stock Exchange, the Company is required to send to Shareholders an explanatory statement containing information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its Shares. This explanatory statement is set out in Appendix 1 of this circular.

AMENDMENTS TO THE ARTICLES

A special resolution will be proposed at the AGM to amend the Article 86(5) of the Articles that a director may be removed by an ordinary resolution in general meeting of the Company instead of a special resolution. This proposed amendment to the Articles is to comply with the amendments of the Listing Rules, which came into effect on March 1, 2006.

RE-ELECTION OF RETIRING DIRECTORS

As part of the ordinary business to be conducted at the AGM, it is proposed that six Directors shall retire, and seek re-election, at the AGM.

Pursuant to Article 86(3) of the Articles, Alexander Anthony Arena, Chan Kee Sun, Tom, Chan Wing Wa, Chow Ding Man and Hui Hon Hing, Susanna (being Directors appointed after the last annual general meeting of the Company) shall retire and, being eligible, offer themselves for re-election at the AGM.

Pursuant to Articles 87 of the Articles, Henry Michael Pearson Miles (being Director retiring by rotation) shall retire and, being eligible, offer himself for re-election at the AGM.

Particulars of each of the Retiring Directors are set out in Appendix 2 of this circular.

LETTER FROM THE BOARD

ANNUAL GENERAL MEETING

The Notice convening the AGM is set out on pages 13 to 17 of this circular. A form of proxy for use at the AGM is enclosed. Whether or not you intend to attend the AGM, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and deposit it with the Company's branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible and but in any event so as to arrive not less than 48 hours before the time appointed for holding the AGM or any adjournment thereof. The return of a form of proxy will not preclude you from attending and voting in person at the AGM (or any adjournment thereof) should you so desire.

RECOMMENDATION

The Directors consider that the ordinary resolutions and the special resolution as set out in the Notice of AGM are all in the best interests of the Company and the Shareholders. Accordingly, the Directors recommend all Shareholders to vote in favour of all the resolutions to be proposed at the AGM.

FURTHER INFORMATION

Your attention is drawn to Appendix 1 of this circular which provides an explanatory statement concerning the proposed resolution to repurchase Shares, and Appendix 2 which sets out particulars of each of the Retiring Directors.
Yours faithfully
By Order of the Board
SUNDAY Communications Limited
Alexander Anthony Arena
Chairman

APPENDIX 1	EXPLANATORY STATEMENT ON REPURCHASE PROPOSAL

The following is the Explanatory Statement required to be sent to Shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of securities:

1.     LISTING RULES REQUIREMENT FOR REPURCHASE OF SECURITIES

The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their securities (which shall include, where the context permits, shares of all classes and securities which carry a right to subscribe or purchase shares, of a company or the Company, and shall include warrants) on the Stock Exchange subject to certain restrictions, the most important of which are summarized below:

(a)    Shareholders' approval

All on-market securities repurchases on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of Shareholders, either by way of general mandate or by specific approval in relation to specific transactions.

(b)    Source of Funds

Repurchases must be funded out of funds which are legally available for the purpose in accordance with the Company's Memorandum and Articles of Association and the applicable laws of the Cayman Islands.

2.     SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,990,000,000 Shares.

Subject to the passing of Ordinary Resolution No. 5 set out in the Notice (the "Buy-back Mandate"), the Company would be allowed to repurchase a maximum of 299,000,000 Shares on the assumption that there will be no variation in the issued share capital of the Company during the period up to the date of the AGM.

3.      REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its Shareholders for the Directors to have a general authority from Shareholders to enable the Company to repurchase securities in the market. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share of the Company and/or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and its Shareholders.

APPENDIX 1	EXPLANATORY STATEMENT ON REPURCHASE PROPOSAL

4.     FUNDING OF REPURCHASE

Repurchases pursuant to the Buy-back Mandate would be financed entirely from the Company's available cash flow or working capital facilities. Any repurchases will only be funded out of funds of the Company legally available for the purposes in accordance with its Memorandum and Articles of Association of the Company and the applicable laws of the Cayman Islands.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its latest published audited accounts) in the event that the Buy-back Mandate was to be carried out at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Buy-back Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5.     SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the previous twelve months were as follows:
	Highest	Lowest
	HK$	HK$

April 2005	0.465	0.430
May 2005	0.520	0.435
June 2005	0.660	0.470
July 2005	0.650	0.620
August 2005	0.660	0.640
September 2005	0.650	0.570
October 2005	0.650	0.630
November 2005	0.640	0.630
December 2005	0.630	0.530
January 2006	0.650	0.540
February 2006	0.640	0.580
March 2006	0.610	0.560

6.     DISCLOSURE OF INTERESTS

The Directors have undertaken to the Stock Exchange that they will exercise the Buy-back Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands and in accordance with the regulations set out in the Memorandum and Articles of Association of the Company.

APPENDIX 1	EXPLANATORY STATEMENT ON REPURCHASE PROPOSAL

When, as a result of a repurchase of Shares, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert, could obtain or consolidate control of the Company or become obligated to make a mandatory general offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, PCCW through its indirect wholly-owned subsidiary, PCCW Mobile Holding No. 2 Limited ("PCCW Mobile"), held 2,372,672,256 Shares, representing approximately 79.35 percent of the issued ordinary share capital of the Company. The Company is required to restore sufficient public float of at least 25 percent of the issued share capital of the Company as required under Rule 8.08 of the Listing Rules. The Company has applied for and was granted waivers from strict compliance with Rule 8.08(1)(a) of the Listing Rules for a period from September 9, 2005 to April 15, 2006. Details of these arrangements have been disclosed in the joint announcement issued by the Company and PCCW on September 9, 2005, the joint announcements issued by the Company, PCCW and PCCW Mobile on September 27, 2005, October 13, 2005 and November 9, 2005 and also announcements issued by the Company on October 10, 2005, January 12, 2006, February 15, 2006 and March 16, 2006. In the event that the Directors should exercise in full of the Buy-back Mandate, the shareholding of PCCW would be increased to approximately 88.17 percent.

As referred to above, the Directors have undertaken to the Stock Exchange that they will exercise the Buy-back Mandate in accordance with the Listing Rules, the laws of the Cayman Islands and the Memorandum and Articles of Association of the Company. Accordingly, the Directors do not intend to exercise the Buy-back Mandate to such an extent as would result in the Company having a public float of less than that required under the Listing Rules.

Note 3 to Rule 31.2 of the Takeovers Code provides that an offeror is normally precluded from buying any shares in the offeree company within 12 months of the offer lapsing if the result would be that the listing of the offeree company shares on the Stock Exchange would be discontinued, unless previously approved by shareholders in accordance with the Listing Rules. Subject to the foregoing, the Directors are not aware of any consequences which will arise under the Takeovers Code as a result of the exercise in full of the Buy-back Mandate.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their respective associates (as defined in the Listing Rules), presently intend to sell any Shares to the Company or its subsidiaries under the Buy-back Mandate in the event that the Buy-back Mandate is approved by Shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have any present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company in the event that the Buy-back Mandate is approved by Shareholders.

7.     SHARE PURCHASES MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this statement.

APPENDIX 2	PARTICULARS CONCERNING RETIRING DIRECTORS

Pursuant to Article 86(3) of the Articles, Alexander Anthony Arena, Chan Kee Sun, Tom, Chan Wing Wa, Chow Ding Man and Hui Hon Hing, Susanna (being Directors appointed after the last annual general meeting of the Company) shall retire and, being eligible, offer themselves for re-election at the AGM. Their details are as follows:

Alexander Anthony ARENA, aged 55, is chairman and an executive director of SUNDAY and chairman of SUNDAY's Executive, Nomination and Remuneration Committees. Mr Arena is also an executive director of PCCW, deputy chairman of PCCW's Executive Committee, group chief financial officer of PCCW, a director of Pacific Century Regional Developments Limited, a non-executive director of Pacific Century Insurance Holdings Limited and an executive director and Executive Committee member of Pacific Century Premium Developments Limited. He joined the Pacific Century Group in 1998.

Prior to joining the Pacific Century Group, Mr Arena was Special Policy Adviser to the Hong Kong Government from 1997 to 1998. From 1993 to 1997, he was director-general of telecommunications at the Office of the Telecommunications Authority (OFTA) of Hong Kong, as well as a member of the Broadcasting Authority.

Before his OFTA appointment as director-general, Mr Arena was recruited to plan a reform program for the liberalization of Hong Kong's telecommunications sector. Prior to his appointment to the Hong Kong Government, he was an inaugural member of the Australian Telecommunications Authority, which he served for four years.

Mr Arena has led an extensive career in public administration, specializing in high technology and infrastructure industries. From a practising radio/communications engineer to a public policy maker, his experience spans such diverse areas as the commercialization of government-owned business enterprises and deregulation in the aviation, transport, telecommunications and postal industries.

Mr Arena graduated from the University of New South Wales, Australia, with a bachelor's degree in electrical engineering. He completed an MBA at Melbourne University, Australia, and is a fellow member of the Hong Kong Institution of Engineers.

CHAN Kee Sun, Tom, aged 48, is an executive director of SUNDAY and a member of SUNDAY's Executive Committee. Mr Chan is the managing director of PCCW Group's consumer group and a member of PCCW's Operational Committee. He joined the PCCW Group in September 1988.

Mr Chan has more than 17 years' experience with PCCW Group in various managerial and executive roles, covering finance, regulatory, carrier business, marketing and sales. He holds an honours degree in Accountancy and Economic from University of Cardiff (UK). He is a Certified Public Accountant and a fellow member of both the Association of Chartered Certified Accountants and Chartered Institute of Marketing.

APPENDIX 2	PARTICULARS CONCERNING RETIRING DIRECTORS

CHAN Wing Wa, aged 55, is an executive director of SUNDAY and a member of SUNDAY's Executive Committee. Mr Chan is also managing director of Cascade Limited, PCCW Group's network management arm. He joined Hong Kong Telephone Company ("HKTC") in 1977 and has spent more than 28 years in senior positions in the network engineering departments of Hong Kong Telecommunications Limited, Cable & Wireless HKT Limited and PCCW.

Mr Chan served as director of network operations from January 1998 and was responsible for the planning and operation of the local fixed network supporting a full range of telecoms services including voice, narrowband and broadband data, interactive multimedia and carrier services addressing 3.7 million customers in Hong Kong. He took up the position of director of the chief executive's office in November 1999. Then in August 2000, he became president of service operations in the telecommunications services sector overseeing network operations and customer services.

Before joining HKTC, Mr Chan worked in the UK for one and a half years as a Software Design Engineer with Standard Telephones and Cables Ltd.

Mr Chan gained a Polytechnic Diploma in Electrical and Electronic Engineering in 1975 from Plymouth Polytechnic in the UK and a Diploma in Management for Executive Development in 1986 from the Chinese University of Hong Kong. Mr Chan is a Chartered Engineer and a member of the Institution of Electrical Engineers and the Hong Kong Institution of Engineers.

CHOW Ding Man, aged 45, is an executive director of SUNDAY and a member of SUNDAY's Executive Committee. Mr Chow is also managing director of PCCW Group's commercial group and a member of PCCW's Operational Committee. He joined the PCCW Group in February 1986 as a sales executive and has worked in various management positions. Mr Chow graduated from the University of Hong Kong with a bachelor's degree in biology. He has 19 years' experience in business operations and management and an in-depth knowledge of the communications business in Hong Kong.

HUI Hon Hing, Susanna, aged 41, is an executive director, chief financial officer, company secretary and a member of the Executive Committee of SUNDAY. Ms Hui also serves as director of finance of PCCW Group, responsible for the telecommunications services sector and regulatory accounting. Prior to joining PCCW Group in 1999, she was the chief financial officer of a listed company engaged in hotel and property investment and management. Ms Hui graduated from the University of Hong Kong with first class honours. She is a qualified accountant and a member of both the Hong Kong Institute of Certified Public Accountants and the American Institute of Certified Public Accountants.

APPENDIX 2	PARTICULARS CONCERNING RETIRING DIRECTORS

As at the Latest Practicable Date, the interests and short positions of the Retiring Directors in the Shares, underlying Shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO); or the Model Code for Securities Transactions by Directors of Listed Issuers and which were required to be entered into the register required to be kept under Section 352 of the SFO were as follows:

Interests in the Company's associated corporation, PCCW:
		Number of
		underlying shares
	Personal	of PCCW held
	interests in	under equity
Name of Retiring Directors	PCCW	derivatives	Total

Alexander Anthony Arena	760,000	15,800,200	16,560,200
		(Note 1)
Chan Kee Sun, Tom	44,383	325,000	369,383
		(Note 2)
Chan Wing Wa	455	960,000	960,455
		(Note 2)
Chow Ding Man	83,600	450,360	533,960
		(Notes 2 & 3)
Hui Hon Hing, Susanna	—	196,000	196,000
		(Note 2)

Notes:

1.     These interests represented Alexander Anthony Arena's beneficial interest in: (i) 200 underlying shares held in the form of 20 American depositary receipts of PCCW which constituted listed equity derivatives; and (ii) 15,800,000 underlying shares in respect of share options granted by PCCW to Alexander Anthony Arena as beneficial owner.

2.     These interests represented the interests in underlying shares in respect of share options granted by PCCW to the relevant Retiring Director as beneficial owner.

3.     These interests included the deemed interest in 10,360 underlying shares in respect of the share options granted by PCCW to the spouse of Chow Ding Man as beneficial owner.

Apart from the disclosed above, none of Retiring Director does have any interest (within the meaning of Part XV of SFO) in the shares of the Company or any associated corporations of the Company.

There is no service contract entered into between each of the above Retiring Directors and the Company. Pursuant to the Articles, they are subject to retirement by rotation provided that every Director shall be subject to retirement by rotation at least once every three years and will be eligible for re-election at AGM. In addition, none of the above Retiring Directors will receive a director's fee for acting as a Director of the Company.

APPENDIX 2	PARTICULARS CONCERNING RETIRING DIRECTORS

Save as disclosed above, each of the Retiring Directors does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. In addition, there is no information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders relating to the re-election of the above Retiring Directors.

Pursuant to Article 87 of the Articles, Henry Michael Pearson Miles (being Director retiring by rotation) shall retire and, being eligible, offer himself for re-election at the AGM. His details are as follows:

Henry Michael Pearson MILES OBE, aged 69, is an independent non-executive director of SUNDAY and a member of SUNDAY's Nomination, Remuneration and Audit Committees.

Mr Miles has been with SUNDAY since January 2000. He is currently chairman of Schroders plc and a non-executive director of BP, both registered in the UK. He has been chairman of Johnson Matthey plc from June 1998 to March 31, 2006. Between 1984 and 1988, he was chairman of Swire Pacific Limited and Cathay Pacific Airways Ltd. He was also a non-executive director of Hongkong Bank from 1984 to 1988. Between 1976 and 1999, he was a director of John Swire and Sons (Hong Kong) Limited. Between 1988 and 1999, he was an executive director of John Swire & Sons Limited of which he is now an advisor. Mr Miles was vice-president of the China-British Trade Group from 1990 to 1999 and is a committee member of the Hong Kong Association.

As at the Latest Practical Date, Mr Miles does not have any interest in the Company within the meaning of Part XV of SFO. There is no service contract entered into between Mr Miles and the Company and pursuant to the Articles, he is subject to retirement by rotation provided that every Director shall be subject to retirement by rotation at least once every three years and will be eligible for re-election at the AGM. Mr Miles receives a director's fee of HK$200,000 per annum which is subject to review by the Board from time to time pursuant to the provisions given to it under the Articles.

Other than the positions referred above, Mr Miles does not have any relationship with any Directors, senior management, substantial or controlling shareholders of the Company. In addition, there is no information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders relating to the re-election of Mr Miles.

NOTICE OF ANNUAL GENERAL MEETING

SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of SUNDAY Communications Limited (the "Company") will be held on Friday, May 12, 2006 at 11:00 a.m. in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong, for the following purposes:

Ordinary Business

1.   To receive and adopt the Audited Financial Statements of the Company and the Reports of the Directors and the Auditors for the year ended December 31, 2005.

2.   To re-elect Directors and authorize the Directors to fix the remuneration of Directors.

3.   To re-appoint Messrs PricewaterhouseCoopers as Auditors and authorize the Directors to fix their remuneration.

Special Business

To consider and, if thought fit, pass the following as Ordinary Resolutions:

4.   "THAT:

(a) subject to paragraphs (b) and (c) of this Resolution, the Directors be and are hereby granted an unconditional general mandate to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into such shares, options, warrants or similar rights to subscribe for any shares in the Company or such convertible securities and to make or grant offers, agreements and options in respect thereof;

(b) such mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

NOTICE OF ANNUAL GENERAL MEETING

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to paragraph (a) above, otherwise than pursuant to:

(i) a Rights Issue;

(ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company;

(iii) the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or

(iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company;

shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution;

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution up to:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the Articles of Association of the Company to be held; or

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting,

whichever is the earliest; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong)."

NOTICE OF ANNUAL GENERAL MEETING

5.   "THAT:

(a) subject to paragraph (b) of this Resolution, the Directors be and are hereby granted an unconditional general mandate to repurchase on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or any other stock exchange on which the securities of the Company are or may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, shares in the Company including any form of depositary receipt representing the right to receive such shares issued by the Company and that the exercise by the Directors of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution;

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution up to:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the articles of association of the Company to be held; or

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting,

whichever is the earliest."

6.   "THAT subject to the passing of Ordinary Resolution No.5 set out in the notice of this Meeting, the aggregate nominal amount of share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to and in accordance with the mandate granted under Ordinary Resolution No.4 set out in the notice of this Meeting be and is hereby increased and extended by the addition of the aggregate nominal amount of the shares in the capital of the Company which may be repurchased by the Company pursuant to and in accordance with the mandate granted under Ordinary Resolution No.5 set out in the notice of this Meeting, provided that such amount shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this Resolution."

NOTICE OF ANNUAL GENERAL MEETING

To consider and, if thought fit, pass the following as a Special Resolution:

7.   "THAT the Articles of Association of the Company be and is hereby amended in the following manner:

By deleting the words "special resolution" in the second line of Article 86(5) and substituting therefor with the words "ordinary resolution".

By Order of the Board
SUNDAY Communications Limited
Alexander Anthony Arena
Chairman

Hong Kong, April 12, 2006

Notes:

1.   Any member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead in accordance with the Articles of Association of the Company. A proxy need not be a member of the Company.

2.   Where there are joint registered holders of any share, any one of such persons may vote at the Annual General Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders is present at the Annual General Meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

3.   The form of proxy and the power of attorney or other authority, if any, under which it is signed (or a certified copy of such power of attorney or authority) must be deposited at the Company's branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time for holding the Annual General Meeting (or any adjournment thereof), and otherwise the form of proxy shall not be treated as valid. The completion and return of the form of proxy shall not preclude members of the Company from attending and voting in person at the Annual General Meeting (or any adjourned meeting thereof) should they so wish.

4.   In accordance with the Company's Articles of Association, the following categories of members may demand that the vote in respect of any resolution to be put to the annual general meeting should be taken on a poll:

(a) by the chairman of such meeting; or

NOTICE OF ANNUAL GENERAL MEETING

(b) by at least three members present in person or in the case of a member being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting; or

(c) by a member or members present in person or in the case of a member being a corporation by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members present in person or in the case of a member being a corporation by its duly authorized representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to or not less than one-tenth of the total sum paid up on all the shares conferring that right.

A poll may be so demanded before or on the declaration of the result of the show of hands.

Electronic Communications

This Circular is available (in both English and Chinese) in electronic form on the Company's website at www.sunday.com. You may at any time choose to receive the Circular either in printed form or using electronic form.

If you have already chosen to rely on the version of the Circular posted on the Company's website and have difficulty in having access to the document, you will, promptly upon written request, obtain a printed copy of the Circular free of charge. Please send your request to the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.